Grupo Financiero/Galicia

                          GRUPO FINANCIERO GALICIA S.A.
            "Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering"

                                                   Buenos Aires, April 25, 2003.

To the
National Securities Commission

Dear Sirs,

     We have the pleasure to write to you in compliance with the provisions set forth by your Commission in order to inform you that the Annual Ordinary and Extraordinary Shareholders' Meeting of this Company was held on April 23 of the current year at 12 hs., being presided over by the accountant Antonio R. Garces. This Meeting was attended by 65 shareholders, of which 34 were present in person and 31 were represented by proxy. Shareholders were holders of 281,221,650 class "A" ordinary shares, of five votes each, representing 281,221,650 pesos of the capital stock and entitled to 1,406,108,250 votes; and of 532,721,305 class "B" ordinary shares, of one vote each, representing 532,721,305 pesos of the capital stock and entitled to 532,721,305 votes, which resulted in a quorum of 74.51%.

     Pursuant to what is provided for in section 4, chapter II Book I of the Amended Text, year 2001, the summary of the resolutions adopted with respect to each item of the Agenda is as follows:

FIRST ITEM OF THE AGENDA: "Appointment of two shareholders to sign the minutes":

Adolfo Luis Tamini and Arturo Esteban Santillan were appointed to sign the minutes as per the following voting.

Affirmative votes:                         1,937,972,513                99.9558%
Voluntary abstentions:                           857,042                 0.0442%

Results pursuant to resolution adopted by the National Securities Commission's Board of Directors on November 21, 2002.

Affirmative votes:                         1,937,972,513                    100%
Votes against:                                        --                      --

                                                        Grupo Financiero/Galicia

                          GRUPO FINANCIERO GALICIA S.A.
            "Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering"

SECOND ITEM OF THE AGENDA: "Amendment to article twenty-second of the Corporate Bylaws (Representation at the Shareholders' Meeting)":

Amendment to the text of article twenty-second of the Corporate Bylaws was approved, which now reads as follows:

"Article twenty-second: The right to attend the Shareholders' Meeting may be exercised either personally or by the representation of another person, whether or not he/she is a shareholder, through a proxy made in a private document, signature of which shall be certified by a judicial officer, a Notary Public or a banking institution."

The result of the voting was the following:

Affirmative Votes:                         1,937,971,513               99.95574%
Voluntary abstentions:                           858,042                0.04426%

Results pursuant to resolution adopted by the National Securities Commission's Board of Directors on November 21, 2002.

Affirmative Votes:                         1,937,971,513                    100%
Votes against:                                        --                      --

THIRD ITEM OF THE AGENDA: "Amendment to articles thirteenth and fourteenth of the Corporate Bylaws (Board of Directors)":

Amendment to the text of articles thirteenth and fourteenth of the Corporate Bylaws was approved as it was published in the Bulletin of the Stock Exchange on March 19, 2003. The result of said voting is as follows:

Affirmative votes:                         1,937,968,513               99.95559%
Voluntary Abstentions:                           856,442                0.04417%
Votes against:                                     4,600                0.00024%

Results pursuant to resolution adopted by the National Securities Commission's Board of Directors on November 21, 2002.

Affirmative votes:                         1,937,968,513               99.99976%
Votes against:                                     4,600                0.00024%

                                                        Grupo Financiero/Galicia

                          GRUPO FINANCIERO GALICIA S.A.
            "Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering"

FOURTH ITEM OF THE AGENDA: "Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering" ("Regimen Estatutario Optativo de Oferta Publica de Adquisicion Obligatoria"): exercise of the provision set forth in Article 24 of Decree N(degree)677/01 and subsequent rules. Introduction of an express clause on this issue into the Corporate Bylaws.

The Shareholders' Meeting approved not to adhere to the Mandatory Acquisition of Shares in a Public Offering set forth by Decree 677/01, and to add the following clause that expressly states "not to adhere to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering" as second paragraph of article one of the Corporate Bylaws':

     "Article One: ...(last paragraph) Grupo Financiero Galicia S.A. is a "Corporation which has not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering" under the regulations of
Article 24 of Decree 677/01".

The above-mentioned was approved and thus, the result of the voting is as follows:

Affirmative Votes:                         1,934,982,871                99.8016%
Voluntary Abstentions:                           878,042                0.04529%
Votes against:                                 2,968,642                 0.1532%

Results pursuant to resolution adopted by the National Securities
Commission's Board of Directors on November 21, 2002.

Affirmative votes:                         1,934,982,871               99.84682%
Votes against:                                 2,968,642                 0.1538%

FIFTH ITEM OF THE AGENDA: "Examination of the businesses situation of our controlled company Banco de Galicia y Bs.As. S.A. Grupo Financiero Galicia S.A.'s position to be adopted over some issues to be dealt with on Banco de Galicia y Bs.As. S.A's next meeting".

The report on the situation of our controlled company Banco de Galicia y Buenos Aires S.A. submitted by the Board of Directors was approved. The result of the voting is as follows:

Affirmative Votes:                         1,935,504,971               99.82858%
Voluntary abstentions:                         3,320,984                0.17129%
Votes against:                                     2,600                0.00013%

                                                        Grupo Financiero/Galicia

                          GRUPO FINANCIERO GALICIA S.A.
            "Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering"

Results pursuant to resolution adopted by the National Securities Commission's Board of Directors on November 21, 2002.

Affirmative votes:                         1,935,504,971               99.99987%
Votes against:                                     2,600                0.00013%

Furthermore, the sense of the votes that the company shall cast in Banco de Galicia y Buenos Aires S.A's next meeting was approved. Therefore, the result of such voting for each item of the Agenda to be discussed in said Shareholders' Meeting is as follows:

a. When discussing item 2 of the Agenda: "Amendment to Corporate Bylaws with respect to the Board of Directors (Articles 16(Degree) to 21(Degree)) and to the Notice of Shareholders' Meeting (Article 32(degree)):

It was approved to vote for the inclusion of the texts proposed by its Board of Directors for Articles 16 to 21, and 32 into Banco de Galicia y Buenos Aires S.A.'s Corporate Bylaws, as they were published in the Bulletin of the Stock Exchange on March 21, 2003 and April 2, 2003.

Affirmative votes:                         1,935,481,951               99.82747%
Voluntary abstentions:                         3,340,984                0.17232%
Votes against:                                     4,100                0.00021%

Results pursuant to resolution adopted by the National Securities Commission's Board of Directors on November 21, 2002.

Affirmative votes:                         1,935,481,951               99.99979%
Votes against:                                     4,100                0.00021%

b. When item 3 of the Agenda was discussed referring to the "Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering": exercise of the provision set forth in article 24 of Decree 677/01 and subsequent rules. Introduction of an express clause on this issue into the Corporate Bylaws:

It was approved to vote for the option set forth by Article 24 of Decree 677/01 and subsequent rules, and, therefore, in favor of the exclusion of Banco de Galicia y Buenos Aires S.A. from the System of Mandatory Acquisition of Shares in a Public Offering. To such purposes, Article 1 of said company's Corporate

                                                        Grupo Financiero/Galicia

                          GRUPO FINANCIERO GALICIA S.A.
            "Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering"

Bylaws was amended pursuant to the text proposed by its Board of Directors, as it was published in the Bulletin of the Stock Exchange on March 21, 2003

Affirmative votes:                         1,935,481,851               99.82746%
Voluntary abstentions:                           877,542                0.04526%
Votes against:                                 2,467,642                0.12727%

Results pursuant to resolution adopted by the National Securities Commission's Board of Directors on November 21, 2002.

Affirmative votes:                         1,935,481,851               99.87267%
Votes against:                                 2,467,642                0.12733%

c. When dealing with item 4 of the Agenda related to the Examination of the Financial Statements, and other documents as set forth in article 234, subsection 1 of the Business Corporations Law:

It was approved to vote for the approval of said documents.

Affirmative votes:                         1,934,981,851               99.82742%
Voluntary abstentions:                         3,340,084                0.17232%
Votes against:                                     5,100                0.00026%

Results pursuant to resolution adopted by the National Securities Commission's Board of Directors on November 21, 2002.

Affirmative votes:                         1,934,981,851               99.99974%
Votes against:                                     5,100                0.00026%

d. When item 5 of the Agenda was discussed referring to the approval of the performance of the Board of Directors and of the Syndics' Committee:

It was approved to vote for the approval of the performance of the Board of Directors and of the Syndics' Committee.

Affirmative votes:                         1,872,463,435               99.82168%
Voluntary abstentions:                         3,339,984                0.17806%

                                                        Grupo Financiero/Galicia

                          GRUPO FINANCIERO GALICIA S.A.
            "Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering"

Mandatory abstentions:                        62,518,516                      --
Votes against:                                     4,900                0.00026%

Results pursuant to resolution adopted by the National Securities Commission's Board of Directors on November 21, 2002.

Affirmative votes:                         1,872,463,435               99.99974%
Votes against:                                     4,900                0.00026%

e. When discussing item 6 regarding compensation for the Syndics' Committee:

It was approved to vote for the proposal to pay the amount of Ps. 270,000 to the Syndics' Committee.-

Affirmative votes:                         1,916,318,732               99.95408%
Voluntary abstentions:                           876,542                0.04572%
Mandatory abstentions:                        21,127,611                      --
Votes against:                                     3,900                 0.0002%

Results pursuant to resolution adopted by the National Securities Commission's Board of Directors on November 21, 2002.

Affirmative votes:                         1,916,318,732                99.9998%
Votes against:                                     3,900                 0.0002%

When dealing with item 7 of the Agenda related to the "information to Shareholders' Meeting about the assignation of paid functions in agreement with the regulations set forth in Article 25, sub-section 2 of Banco Galicia's Corporate Bylaws, and about the compensations charged to general expenses corresponding to the fiscal year ended December 31, 2002. Same discussion over compensation for the Board of Directors for their technical-administrative functions and especial commissions for Ps.1,792,991.67, which was effectively paid, corresponding to the fiscal year ended December 31, 2002, and which result was a loss computable pursuant to the rules set forth by the National Securities Commission":

It was approved to vote for the proposal to pay the amount of Ps. 1,792,991,67 to the Board of Directors for their technical administrative functions.-

                                                        Grupo Financiero/Galicia

                          GRUPO FINANCIERO GALICIA S.A.
            "Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering"

Affirmative votes:                         1,896,055,488               99.95359%
Voluntary abstentions:                           875,542                0.04616%
Mandatory abstentions:                        41,390,905                      --
Votes against:                                     4,900                0.00026%

Results pursuant to resolution adopted by the National Securities Commission's Board of Directors on November 21, 2002.

Affirmative votes:                         1,896,055,488               99.99974%
Votes against:                                     4,900                0.00026%

f. When discussing item 8 related to the "Treatment to be given to the Fiscal year's Results (Loss)": It was approved as follows: With respect to this fiscal year's results, the loss for Ps.2,976,582,032.88, to vote in favor of the proposal, pursuant to Communique "A" 3800 set forth by the Argentine Central Bank, to absorb the loss recorded in this fiscal year, with and up to the balances of the Retained Earnings and Unrealized Difference Valuation accounts, amounting to Ps.350,666,650.86 and Ps.1,451,285,003.32, respectively.

With respect to this fiscal year's remaining negative results, after having made the above-mentioned absorption, which amounts to Ps.1,174,630,378.70, to vote in favor of the proposal to partially absorb this loss as follows:
Ps.334,269,581.97 to be charged to Facultative Reserves, Ps.94,998,704.64 to be charged to Reserves for Technical Revaluations, so as Retained Earnings after both absorptions will record a loss of Ps.745,362,092.09. These figures are stated in currency of December 2002.

Affirmative votes:                         1,935,001,951               99.82847%
Voluntary abstentions:                         3,320,984                0.17133%
Votes against:                                     3,900                 0.0002%

Results pursuant to resolution adopted by the National Securities Commission's Board of Directors on November 21, 2002.

Affirmative votes:                         1,935,001,951                99.9998%
Votes against:                                     3,900                 0.0002%

                                                        Grupo Financiero/Galicia

                          GRUPO FINANCIERO GALICIA S.A.
            "Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering"

g. When dealing with item 9 of the Agenda with respect to the "Composition of the Board of the Board of Directors, based on what shall be resolved on item 2 of the Agenda referred to the determination of the number of regular and alternate directors and their election until reaching the number established by the Shareholders Meeting. Determination of their terms of office":

It was approved to vote in favor of the proposal that Grupo Financiero Galicia S.A's Board of Directors will prepare to that end. The Board of Directors will consider what it deems most appropriate for Banco de Galicia y Buenos Aires S.A.'s interest regarding the determination of the number of directors, election of regular and alternate directors, and determination of their terms of office.

Affirmative votes:                         1,937,446,393               99.95459%
Voluntary abstentions:                           876,542                0.04522%
Votes against:                                     3,700                0.00019%

Results pursuant to resolution adopted by the National Securities Commission's Board of Directors on November 21, 2002.

Affirmative Votes:                         1,937,446,393               99.99981%
Votes against:                                     3,700                0.00019%

h. When dealing with item 10 of the Agenda with respect to the "determination of the incentive compensation provided for in Article 39, sub-section 2 of Corporate By-Laws for the fiscal year January 1, 2003 - December 31, 2003":

It was approved to vote for similar criteria to those approved in the last Shareholders' Meeting, thus allowing Grupo Financiero Galicia S.A.'s Board of Directors to determine in detail the parameters involved.

Affirmative votes:                         1,937,446,393               99.95463%
Voluntary abstentions:                           875,442                0.04516%
Votes against:                                     3,900                 0.0002%

Results pursuant to resolution adopted by the National Securities Commission's Board of Directors on November 21, 2002.

Affirmative votes:                         1,937,446,393                99.9998%
Votes against:                                     3,900                 0.0002%

                                                        Grupo Financiero/Galicia

                          GRUPO FINANCIERO GALICIA S.A.
            "Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering"

i. When dealing with item 11 of the Agenda related to the "Election of regular and alternate syndics":

It was approved to vote for the proposal that Grupo Financiero Galicia S.A's Board of Directors will prepare with respect to the election of regular and alternate members of the Syndics' Committee.

Affirmative votes:                         1,937,446,393               99.95463%
Voluntary abstentions:                           875,442                0.04516%
Votes against:                                     3,900                 0.0002%

Results pursuant to resolution adopted by the National Securities Commission's Board of Directors on November 21, 2002.

Affirmative votes:                         1,937,446,393                99.9998%
Votes against:                                     3,900                 0.0002%

j. When dealing with item 12 of the Agenda regarding the "Compensation for the accountant who certified the Financial Statements for the fiscal year 2002, and with item 13 regarding the appointment of the independent accountant and alternate accountant to certify the Financial Statements for fiscal year 2003":

It was approved to vote for the proposal of Banco de Galicia y Buenos Aires S. A.'s Board of Directors.

Affirmative votes:                         1,937,466,393               99.95567%
Voluntary abstentions:                           855,442                0.04413%
Votes against:                                     3,900                 0.0002%

Results pursuant to resolution adopted by the National Securities Commission's Board of Directors on November 21, 2002.

Affirmative votes:                         1,937,466,393                99.9998%
Votes against:                                     3,900                 0.0002%

                                                        Grupo Financiero/Galicia

                          GRUPO FINANCIERO GALICIA S.A.
            "Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering"

SIXTH ITEM OF THE AGENDA: "Examination of the Statement of Financial Condition, Income Statement and other documents as set forth by Article 234, sub-section 1, of the Business Corporations Law, Annual Report and Report of the Syndics' Committee for the 4th. fiscal year ended December 31, 2002":

All of them were approved, thus the result of voting was as follows:

Affirmative votes:                         1,935,003,851               99.82862%
Voluntary abstentions:                         3,319,984                0.17128%
Votes against:                                     1,900                 0.0001%

Results pursuant to resolution adopted by the National Securities Commission's Board of Directors on November 21, 2002.

Affirmative votes:                         1,935,003,851                99.9999%
Votes against:                                     1,900                 0.0001%

SEVENTH ITEM OF THE AGENDA: "Approval of the performance of the Board of Directors and the Supervisory Syndics' Committee."

Performances of both, the Board of Directors, its regular directors and alternate directors, and the Supervisory Syndic's Committee were approved. Thus, the result of voting is as follows:

Affirmative votes:                         1,866,097,144                99.8222%
Voluntary abstentions:                         3,319,984                0.17759%
Mandatory abstentions:                        68,904,707                      --
Votes against:                                     3,900                0.00021%

Results pursuant to resolution adopted by the National Securities Commission's Board of Directors on November 21, 2002.

Affirmative votes:                         1,866,097,144               99.99979%
Votes against:                                     3,900                0.00021%

On this item, directors and syndics who are shareholders abstained from voting.

                                                        Grupo Financiero/Galicia

                          GRUPO FINANCIERO GALICIA S.A.
            "Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering"

EIGHTH ITEM OF THE AGENDA: "Compensation for the Board of Directors and for the Syndics' Committee":

It was resolved to fix no compensation for the Board of Directors. However, compensation for the Syndics' Committee was fixed in the sum of Ps. 60,000.- The result of voting is as follows:

Affirmative votes:                         1,868,443,977               99.95414%
Voluntary abstentions:                           857,342                0.04586%
Mandatory abstentions:                        68,904,707                      --

Results pursuant to resolution adopted by the National Securities Commission's Board of Directors on November 21, 2002.

Affirmative votes:                         1,868,443,977                    100%
Votes against:                                        --                      --

On this item, directors and syndics who are shareholders abstained from voting.

NINTH ITEM OF THE AGENDA:  "Treatment to be given to this Fiscal Year's  Results
(Loss)":

The fiscal year ended December 31, 2002 records a total loss of Ps. 1,452,241,393.10. It was approved to absorb the sum of Ps. 488,084,420.34 in the Facultative Reserve, and the remaining amount of such loss amounting to Ps. 964,156,972.76 to be charged to the new fiscal year. The result of voting is as follows:

Affirmative votes:                         1,934,884,142               99.82861%
Voluntary abstentions:                         3,319,984                0.17129%
Votes against:                                     1,900                 0.0001%

Results pursuant to resolution adopted by the National Securities Commission's Board of Directors on November 21, 2002.

Affirmative votes:                         1,934,884,142                99.9999%
Votes against:                                     1,900                 0.0001%

                                                        Grupo Financiero/Galicia

                          GRUPO FINANCIERO GALICIA S.A.
            "Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering"

TENTH ITEM OF THE AGENDA: "Constitution of the Board of Directors based on the decisions adopted when dealing with item 3 of the Agenda: determination of the number of directors and alternate directors and their election until reaching the number established by the Shareholders' Meeting. Determination of their terms of office":

It was approved that the number of directors shall be maintained in six and that the number of alternate directors shall be fixed in six.

The result of the voting was as follows:

Affirmative votes:                         1,937,328,684               99.95473%
Voluntary abstentions:                           876,842                0.04524%
Votes against:                                       500                0.00003%

Results pursuant to resolution adopted by the National Securities Commission's Board of Directors on November 21, 2002.

Affirmative votes:                         1,937,328,684               99.99997%
Votes against:                                       500                0.00003%

Moreover, the directors Abel Ayerza, Eduardo J. Zimmermann and Marcelo L. S. Tonini were re-elected for a term of office of three years. Terms of office of directors Federico Braun, Silvestre Vila Moret and Antonio Roberto Garces were reorganized, thus fixing them in two years. In view of the resignation of the alternate director and notary public Francisco Olivero, the alternate directors Pablo Gutierrez, Pedro Richards and Sergio Grinenco were elected for a term of three years. Similarly, the terms of office of alternate directors Maria Ofelia Hordenana de Escasany, Alejandro Rojas Lagarde and Luis Sila Monsegur were reorganized and were fixed in two years. Furthermore, it was resolved that, to the purposes of establishing the order mentioned in article 13 of the Corporate Bylaws, pursuant to the amendment approved when item 3 of the Agenda was discussed, the following order was established: Pablo Gutierrez, Pedro Richards, Maria Ofelia Hordenana de Escasany, Luis Sila Monsegur, Alejandro Maria Rojas Lagarde and Sergio Grinenco.

Affirmative votes:                         1,937,328,684               99.95473%
Voluntary abstentions:                           875,942                0.04519%
Votes against:                                     1,400                0.00007%

                                                        Grupo Financiero/Galicia

                          GRUPO FINANCIERO GALICIA S.A.
            "Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering"

Results pursuant to resolution adopted by the National Securities Commission's Board of Directors on November 21, 2002.

Affirmative votes:                         1,937,328,684               99.99993%
Votes against:                                     1,400                0.00007%

ELEVENTH ITEM OF THE AGENDA: "Election of three regular syndics and three alternate syndics for one-year term of office":

It was approved the election for one-year term of the following regular syndics: attorney-at-law Dr. Adolfo H. Melian, and the Public Accountants Norberto D. Corizzo and Luis O. Oddone. And as alternate syndics: the attorney-at-law Dr. Miguel N. Armando, and the Public Accountants Alejandro Massa and Miguel C. Maxwell, respectively.

The result of the voting was as follows:

Affirmative votes:                           812,442,084               99.89219%
Voluntary abstentions:                           875,442                0.10764%
Votes against:                                     1,400                0.00017%

Results pursuant to resolution adopted by the National Securities Commission's Board of Directors on November 21, 2002.

Affirmative votes:                           812,442,084               99.99983%
Votes against:                                     1,400                0.00017%

On this item, all shares are entitled to one vote.

TWELFTH ITEM OF THE AGENDA: "Compensation for the accountant who certified the Financial Statements for the fiscal year 2002":

It was approved that compensation of the accountant who certified the Financial Statements for fiscal year 2002 be fixed in Ps. 24,000.-

The result of voting was as follows:

                                                        Grupo Financiero/Galicia

                          GRUPO FINANCIERO GALICIA S.A.
            "Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering"

Affirmative Votes:                         1,937,348,684               99.95579%
Voluntary Abstentions:                           855,442                0.04414%
Votes against:                                     1,400                0.00007%

Results pursuant to resolution adopted by the National Securities Commission's Board of Directors on November 21, 2002.

Affirmative votes:                         1,937,348,684               99.99993%
Votes against:                                     1,400                0.00007%

THIRTEENTH ITEM OF THE AGENDA: "Appointment of the independent accountant and alternate accountant to certify the Financial Statements for fiscal year 2003":

It was approved the appointment of the accountants Ignacio Javier Casas Rua and Martin Barbafina as independent accountant and alternate accountant, respectively, to certify the Financial Statements for the current fiscal year. Both accountants work for Price Waterhouse & Co. - PriceWaterhouseCoopers.

The result of the voting was as follows:

Affirmative votes:                         1,937,348,684               99.95579%
Voluntary abstentions:                           855,442                0.04414%
Votes against:                                     1,400                0.00007%

Results pursuant to resolution adopted by the National Securities Commission's Board of Directors on November 21, 2002.

Affirmative votes:                         1,937,348,684               99.99993%
Votes against:                                     1,400                0.00007%

     It is attached herein the list of members of the Board of Directors, Syndics' Committee, the Accountants to certify the Financial Statements, and the notices of Shareholders' Meeting.

Yours sincerely,
                                Pedro A. Richards
                               Responsible for the
                              Markets' Relationship